

May 22, 2014

Via E-mail
Teresa L. Dick
Chief Financial Officer
Viper Energy Partners LP
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

      Re: Viper Energy Partners LP
              Registration Statement on Form S-1
              Filed May 7, 2014
              File No. 333-195769

Dear Ms. Dick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that Diamondback Energy is offering common units received in consideration for contribution of its ownership interest in the Viper Energy Partners LLC at the closing of this offering. Please provide us with an analysis as to whether Diamondback is an underwriter with respect to this offering.

Our Properties, page 1

2.   We note your response to prior comment 4 and that Diamondback acquired the property in September 2013. Indicate the price paid by Diamondback. See Item 404(c)(1)(ii) of Regulation S-K.

Risk Factors, page 17

3.   We note the removal of your risk factor with heading, "*The standardized measure of our estimated proved reserves and our PV-10 are not necessarily the same as the current market value of our estimated proved oil reserves*." Please explain to us the reasons that you removed this risk factor.

Business

Our Properties, page 72

4.   In response 10 to our letter of April 18, 2014, you stated, in part, that "In the remaining 5,977 gross (5,977 net) acres, [of 12,687 total net acres] Diamondback owns no working interest, and neither Diamondback nor the Registrant has any control over their development other than to enforce any development provisions in the relevant lease agreement. RSP Permian is the operator of the majority of the mineral interest-only acreage." Please tell us the figures for this mineral interest-only acreage operated by RSP Permian and the PUD reserves you have booked on this RSP Permian operated acreage and on this acreage operated by others. Address how there is reasonable certainty of the scheduled recovery for the PUD reserves on this mineral interest-only acreage. Include the progress (i.e. number of scheduled wells spudded by May 15, 2014) in the drilling of PUD locations as scheduled in your third party reserve report.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Brenda Lenahan
        Vinson & Elkins LLP